Form 51-102F3
MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

Item 1                Name and Address of Company

Lincoln Gold Corporation (the "Company")
Suite 350, 885 Dunsmuir Street
Vancouver, British Columbia V6C 1N5

Item 2                Dates of Material Change

January 21, 2008

Item 3                News Release

A news release was filed on SEDAR and disseminated via Marketwire on January 24, 2008.

Item 4                Summary of Material Change

The Company announces the completion of a non-brokered private placement (the "Private Placement").

Item 5                Full Description of Material Change

The Company announces that further to its news release of January 10, 2008, it has completed the Private Placement consisting of 2,067,000 units (the "Units") at a price of $0.20 per Unit, for gross proceeds of $413,300. Each Unit consists of one common share (a "Share") and one half of one common share purchase warrant (a "Warrant"). Each whole warrant entitles its holder to purchase an additional Share at $0.25 per Share up to January 21, 2010.

All Shares issued pursuant to the Private Placement together with the Warrants and any shares issuable on the exercise of the Warrants are subject to a hold period under Canadian securities law expiring on May 22, 2008.

Proceeds from the financing will be used for general corporate purposes including land acquisition and exploration of the Company's Pine Grove and La Bufa properties.

Item 6                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                Omitted Information

None

Item 8                Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted:

Paul F. Saxton, President and Chief Executive Officer, telephone: (604) 688-7377.

Item 9                Date of Report

January 24, 2008.